Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. RECEIVES MINING PERMIT FOR MONIQUE GOLD PROJECT

MONTREAL, Quebec, Canada, January 9, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce that it has received the required mining permits for its 100%-owned Monique Gold Project located in Val-d’Or, Quebec.

The Corporation will begin overburden removal shortly, with a view to extracting a 5,000 tonne bulk sample to be processed at its 100%-owned Camflo Mill in 2013. If the results from the bulk sampling phase are favourable, open pit mining and milling would proceed over the following 2 year period, the approval for which is inclusive in the permit. The open pit phase could potentially be followed by an underground phase, for which a permit amendment would need to be obtained.

The Monique Gold Project currently contains Indicated Resources of 728,164 tonnes at a grade of 2.35 g/t, or 55,112 ounces1 and is located approximately 50 km from the Corporation’s Camflo Mill. Should the bulk sample phase yield positive results, a commercial production decision would be made following a reserve calculation and ore from Monique would be mined and processed at the Camflo Mill along with ore from the Corporation’s Beaufor Mine and bulk sample material from the W Zone project. In the event the Monique and W Zone projects proceed beyond the bulk sampling phase to commercial production, Richmont’s Camflo Mill would operate at near capacity, thus allowing for improved efficiency and lower unit costs.

Mr. Paul Carmel, President and CEO of Richmont Mines, commented: “The potential addition of Monique to Richmont’s operating mines is consistent with our strategy to increase the mine life and resources of our Quebec asset base by bringing on additional sources of ore for our Camflo Mill. Each additional source must fulfill investment return criteria established by management, and we continue to evaluate other potential asset acquisitions that fit this strategy.”

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold Mine in Ontario and Beaufor Mine in Quebec. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

1 As defined in 43-101 Technical Report filed on SEDAR (www.sedar.com) on February 3, 2012.

RICHMONT MINES INC. RECEIVES MINING PERMIT FOR MONIQUE GOLD PROJECT
January 9, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other ns of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration General Manager, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page